PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Responds to the Geomembrane Lined Tailings Storage Facility Plan

Vancouver BC,  November 20, 2012:  The Company would like to provide some additional information on the plan to line the Tailings Storage Facility.

An Environmental Assessment is conducted at the conceptual design level prior to detailed engineering and obtaining the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of a mine.  The Company’s Environmental Assessment Certificate Application for the proposed Morrison Copper/Gold mine was based on a Feasibility level design, which was a comprehensive technical and economic study.

The Company’s Environmental Assessment Certificate contained 32 conditions.  They are conditions that the Company would have to meet prior to obtaining the Mines Act Permit and conditions that the Company would have to meet during Construction, Operations and Closure, in order to comply with the Mines Act and Environmental Management Act.

Condition #9, lining the Tailings Storage Facility with a geomembrane liner was at the request of the BC Environmental Assessment Office and its reviewers who requested water quality predictions for the Tailings Storage Facility receiving streams and emergent groundwater in Morrison Lake lakebed for a geomembrane lined Tailings Storage Facility.  However, the extent of the geomembrane liner would be determined during detailed engineering and prior to the issuance of the Mines Act Permit.  The geomembrane liner, if required, is proven technology that has been used at several mines in BC and would be installed over the 21 year life of the mine.

The BC Environmental Assessment Office’ User Guide states that it is common for an environmental assessment certificate to have over 100 conditions.  Therefore, the Company’s 32 conditions is a relatively low number of conditions.  Two previously approved mines contained 197 and 96 conditions respectively.

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml